Goldman Sachs

Avelo Mortgage, L.L.C.

June 2007

Goldman Sachs

Disclaimer

IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES
The asset-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
The Depositor has filed a registration statement (including the prospectus (the "Prospectus")) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in the registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Depositor or Goldman, Sachs & Co., the underwriter for this offering, will arrange to send the Prospectus to you if you request it by calling toll-free 1-866-471-2526.

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS
ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AT THE BOTTOM OF THE E-MAIL COMMUNICATION TO WHICH THIS FREE WRITING PROSPECTUS IS ATTACHED RELATING TO (1) THESE MATERIALS NOT CONSTITUTING AN OFFER (OR A SOLICITATION OF AN OFFER), (2) NO REPRESENTATION THAT THESE MATERIALS ARE ACCURATE OR COMPLETE AND MAY NOT BE UPDATED OR (3) THESE MATERIALS POSSIBLY BEING CONFIDENTIAL ARE NOT APPLICABLE TO THESE MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.

Some of the statements contained in this presentation consist of forward-looking statements relating to future economic performance or projections and other financial items. These statements can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expects,” “believes,” “anticipates,” “estimates,” or other comparable words. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual results to differ from the projected results. Those risks and uncertainties include, among others, general economic and business conditions, regulatory initiatives and compliance with governmental regulations, customer preferences and various other matters, many of which are beyond our control. Because we cannot predict the future, what actually happens may be very different from what we predict in our forward-looking statements.

Goldman Sachs

Table of Contents

Goldman Sachs

I. Overview

AVELO MORTGAGE

Goldman Sachs, Archon, and Avelo Relationship

The relationship of Goldman Sachs, Archon, and Avelo combines the benefits of a leading global investment bank, the operational expertise of Archon Group, and the residential servicing expertise of Avelo into a fully integrated entity



Goldman, Sachs & Co.
• Leading global investment banking, securities and investment management firm
• Global headcount of approximately 26,500
• As of FYE 2006, total capital was $159 billion including $36 billion of shareholder equity
100% Ownership
Archon Group, L.P.
• International, full-service commercial real estate, investment, and management company
• Worldwide headcount of approximately 7,400
• Has built and operates in excess of 22 diverse platforms around the world since 1991 to support various GS businesses
• As of FYE 2006, managed in excess of $60 billion in assets worldwide
100% Ownership
Avelo Mortgage, L.L.C.
• Full-service residential mortgage loan servicer of prime, Alt-A, subprime, option ARMs, and second mortgages
• Dedicated headcount of approximately 151
• Servicing is expected to exceed $15 billion by end of second quarter of 2007
Capital and Servicing Fees
Residential Loan Servicing

Avelo Mortgage, L.L.C.
Overview

Established:	April 2005
Headquartered:	Dallas, Texas
Headcount:	151 dedicated employees 30 FTEs provided by Archon
Experience:	Management has an average of 18+ years of industry specific experience
Servicing Portfolio:	$15 billion expected by end of second quarter of 2007
Vendors:	The First American Corporation (tax & flood); Assurant Group (hazard insurance); Allison Payment Systems, L.L.C. (billing statements); SpeedPay Corporation, MoneyGram & Western Union (pay-by-phone); Equifax, Experian, Innovis Data Solutions & TransUnion (credit reporting); E-Oscar (credit disputes); JP Morgan Chase (lockbox and ACH); Stellent, Inc. (imaging); Financial Dimensions, Inc. (satisfactions); M. D. Webb & Associates (REO); and default attorneys (legal matters)
Technology:	REALServicing® System & Ensemble Pro™ Telephony System
Ratings:	Standard &Poor's – Select Servicer Moody's – In Process Fitch – In Process

Loan Servicing Portfolio

Expertise to Service Whole Loans and Securities

GS Securitized Loans	Number of Deals	UPB
Alt-A (GSAA)	24	$5.8bn
Subprime (GSAMP)	11	$5.4bn
Prime/ Option ARM (GSR)	12	$2.0bn
Reperforming (GSRPM)	2	$52mm

Total Avelo Serviced Loans[1]


Product Type
Prime 4%
Alt-A 50%
Subprime 38%
Option ARM 8%
Loan Type
2nd 2.19%
Fixed 23.12%
ARM 74.68%
Portfolio Mix
Securitizations 95%
Whole Loans 5%

[1] *Includes unsecuritized loans and loans serviced for others*

Collateral Characteristics
Product Comparisons

	Prime/ Option ARM	Alt-A	Subprime
Number of Loans	4,493	28,335	29,783
WALA	9	11	9
Average FICO	708	693	615
WA LTV	74.9%	74.7%	79.0%
Current	97.33%	91.51%	80.39%
Delinquent			
30 – 60 days	1.47%	3.47%	9.25%
60 – 90 days	0.40%	1.53%	4.25%
>90 days	0.80%	3.49%	6.11%
Foreclosure	0.33%	1.44%	1.59%
REO	0.11%	0.54%	0.53%
Bankruptcy	0.09%	0.26%	0.45%
Loss Severity Weighted Avg.	N/A	17.87%	24.17%

Goldman Sachs

Hands-on Approach to Servicing

Avelo was designed to focus on credit intensive collateral

- Start-up mentality facilitates focus on operations and customers
- Not intended to be a profit center so focus is on quality and overall loss recoveries
- Dedicated to asset performance and not cost of servicing
- Controlled growth allows for flexibility of operational changes to optimize efforts
- Relatively small portfolio allows close attention to early stage delinquencies and customer options
- Emphasis on collection and performance to decrease loss severities where possible
  - Door knock campaigns
  - Manned and unmanned calls
  - Targeted outreach to highest risk assets (low FICO, deteriorating FICO, high LTV, late payers, etc.)
  - Preventative servicing rather than reactive servicing

Goldman Sachs

II. Operations

AVELO MORTGAGE

Avelo Mortgage, L.L.C.
Servicing Platform

Avelo is built around servicing expertise supported by state of the art technology, Archon's powerful infrastructure, and the outsourcing of specific processing functions to leading industry vendors


REALServicing®
Ensemble Pro™
AVELO Mortgage, L.L.C.
Residential Mortgage Servicing Business
• Performing Operations
– Customer Care
– Cashiering
– Escrow
– ARM Management
– Imaging
• Acquisitions
• Technology
– System Management
– Reporting
– Telephony
• Default Management
– Collections
– Loss Mitigation
– Foreclosures
– Bankruptcy
– Claims
– Real Estate Owned
• Compliance
– Audit
– Quality Control
• Process Improvement
ARCHON Infrastructure
Human Resources, Corporate Accounting, Investment Accounting, Cash Management, Compliance, Legal Services, File Management, and Information Technology
External Service Providers
Tax Service, Flood Certifications, Hazard Insurance, Billing Statement Production, Credit Reporting, Credit Disputes, Lockbox, ACH, Imaging, Satisfactions, and REO

Goldman Sachs

Avelo Mortgage, L.L.C.

Platform Divisions

Acquisitions	Performing Operations	Default Management
Seller Relations Data Conversion Customer Welcome Letters Prepayment Penalty Set-Up Service Releases	Customer Service Escrow ARM Adjustments Cash Application Document Control Imaging Customer Correspondence Welcome Calls	Collections Loss Mitigation Foreclosure Bankruptcy REO

AVELO MORTGAGE

Acquisitions
Loan Boarding

Avelo's acquisition process begins 25 days prior to the service transfer

General Loan Boarding Timeline



Funding Occurs
Mortgage Loan Settlement Received
Initial Contact with Seller
Initial Seller Data Received
Data Conversion/ Mapping
Database Check for Illogical Conditions & Data Errors
Pre-boarding Edit Reports/Exception Resolution
Reconcile Seller Data to GS MLS
Welcome Letters Mailed
Credit/ Servicing Files Received
Loan Shell Uploaded Into Servicing System
Final Data Received, Reconciled, and Loans Activated
Prepayment Setup Begins
Transaction Histories
-25
-20
-15
0
Transfer Date
+1

Avelo performs substantial diligence up front to minimize transfer errors, improve servicing efficiencies, and reduce future losses

- Avelo's boarding process includes:
  - Welcome letters
  - 100% Prepayment penalty review and set-up
- Reconciliation to GS purchase – 50+ fields
- Exceptions resolved prior to activation
- Leveraging technology to reduce errors and streamline information management through imaging of loan file
- Avelo has developed a proprietary data conversion tool to automate loan boarding and eliminate data entry errors
- 95% of the data is mapped
- Illogical loan data is checked to ensure that Avelo can accurately service upon transfer

AVELO MORTGAGE

Goldman Sachs

Performing Operations
Customer Care

Avelo's goal is to provide each customer with superior service and "one-touch" resolution

- Communication
  - — Welcome calls made to customers
  - — Billing statements sent monthly with mail tracking on payment coupons
  - — Inbound customer call center
    - – 24/7 interactive IVR
    - – Skill based routing
    - – Bi-lingual staff
    - – Silent call monitoring
    - – 100% Call recording
    - – One call resolution
  - — 24/7 Interactive web site
- Key customer care metrics for May, 2007
  - — Average speed of answer of 22 seconds (industry standard is ≤ 60 seconds)
  - — Abandonment rate of 1% (industry standard is ≤ 3%)
  - — IVR self-fulfillment rate of 48%
  - — Average talk time of 3 minutes 57 seconds
- Customer care internal data quality
  - — 100% ARM audit via optical character recognition technology
  - — 100% prepayment penalty audit

Goldman Sachs

Preventative Servicing
Focus on Early Identification

- Identify high risk borrowers at boarding
  - FICO stratifications
  - Product stratifications (owner occupied, investment, first time homebuyer, etc.)
  - Geographical stratifications (investment condos in Las Vegas, etc.)
  - Welcome calls
    - Interviews with customers
    - Education on product types and expectations
  - Welcome Letters, Notification of Debt, Monthly Billing Statements
    - Research returned mail
    - Research forwarded mail

- Identify life-of-loan strategies
  - Pre-ARM reset conversations
  - Interest only to fully amortizing adjustments
  - Negative amortization impacts

AVELO MORTGAGE

Goldman Sachs

Default Management

Collections and Loss Mitigation Strategy

Avelo's default philosophy is both "investor centric" and "customer centric", designed to protect the investment by managing and resolving delinquent loans through targeted strategy, controlled processes, and effective execution.

Avelo's collection and loss mitigation strategy is based on the belief that proactive, early detection and intervention is equally beneficial for the borrower and investor.


Avelo Default Management Philosophy
Working with the borrower to ensure home retention
Working for the investor to manage asset performance, cash flow, and mitigate losses
Recognition that the interests of the investor, the borrower and Avelo are fully aligned
Preventive Servicing
Early Payment Default
D*A*R*E Model

- Actively manage accounts identified as higher probability of default
- Drive call campaigns and strategy by product type, borrower behavior, and pay history
- Early intervention - directing borrowers to appropriate alternative resolutions
- Distinguish loan boarding issues from default issues
- Identify and manage repurchases for EPD/FPD/fraud
- Track delinquency by trade ID and seller/source
- Establish if default is situational or structural and proceed accordingly
- Determine if borrower-based resolution or asset-based resolution is appropriate
- Propose alternative(s) that meet the objectives of both borrower and investor

Default Management
D*A*R*E Decision Tree

Goldman Sachs

Avelo uses the D*A*R*E decision tree to determine an effective option for each borrower as well as a net present value calculation of collection alternatives to determine an effective option for the investor.


Desire
Yes
Ability
No
Reality
Educate
▪ Does the borrower want to keep property?
▪ Does the borrower have on-going cash flow?
– Reason for default
– Borrower financials
– Employment status
– Available contribution
▪ Discuss options
▪ Evaluate collateral
▪ Determine recovery
▪ Propose exit strategy
No
Yes
▪ Full Payoff
▪ Negotiated Payoff
▪ Deed-in-lieu of Foreclosure
▪ Reinstatement
▪ Forbearance
▪ Modification
▪ ASSET RE-PERFORMANCE
▪ BORROWER RETENTION

AVELO MORTGAGE

Loan Modifications and Forbearance

Components of Loss Mitigation

Loan modifications and forbearance programs are important options available as part of a comprehensive loss mitigation program

- Both options require an analysis of the customer's ability to make their principal and interest payments
  - — Income documentation (Tax Returns, W2's, Pay Stubs, etc.)
  - — Updated credit report
  - — Hardship explanation with supporting documentation
- Both options require an analysis of the property
  - — Updated property value (interior BPO)
  - — Updated documented use of property (Investment, Rental, 2nd Home, etc.)
- Loan modification options must be documented as the best possible solution to the trust
- Most Goldman deals allow loan modification
  - — - Typical limitations based on maturity date of deal, percentage of deal, etc.

Default Management
Parallel Default Path

Parallel servicing is joint ownership of assets between the loss mitigation and foreclosure functions.



Re-Performing Assets
Loss Mitigation
0-29
30-59
60-89
91-120
0
1
30
45
60
75
90
95
120
Foreclosure
Reinstatement
Forbearance
Modification
Workout
Full-Payoff
Negotiated Payoff
3rd Party Sale
Deed-in-lieu
REO
Loan is in front end collections
Demand letter is sent when loan is about 45 days delinquent
Property inspection ordered
Collateral values updated
Equity analysis refreshed on marginal assets
Demand expires at 75 days delinquent
Pre-foreclosure compliance review begins at 75 days delinquent
Foreclosure referral sent out at about 95 days delinquent

AVELO MORTGAGE

Equity Analysis
Decisioning

An equity analysis is performed to assist in consistent decisioning to benefit the Trust

- Equity analysis is performed on all marginal assets, 2nd liens, loss mitigation liquidations, and for foreclosure bidding
  - Includes updated property valuation (BPO or Appraisal)
- Illustrates different loss alternatives
  - Foreclosure bidding
  - REO disposition
  - Short payoffs
  - Loan modification
- Customers are guided toward the best alternative through education and counseling with loss mitigator
- Loss mitigation brochure sent to all customers at the 60th day of delinquency
- Short payoffs and cash for keys utilized only when best option based on equity analysis

Default Management

Bankruptcy / Foreclosure

Avelo protects the investment by attempting to minimize delays caused by non-performing or sub-performing accounts in bankruptcy.

Bankruptcy

Accounts are managed through:

- Electronic notification and active case monitoring through BANKO and AACER
- Task driven queues that minimize delays by prompting actions according to status
- Regular monitoring of pre-petition, post petition, and contractual delinquency status
- Proactive review of dismissed and discharged accounts

Maximize cash flow of accounts in bankruptcy through proactive monitoring of payment performance

Reduce losses due to delays in bankruptcy by lifting the stay as quickly as possible

Foreclosure

Stage Reporting and Analysis → **Timeline Improvement Opportunities** → **Compression Resolution Timelines**

- Vendors are actively managed, monitored and graded
  - Benchmarked against FNMA/FHLMC standards
  - Vendor performance measured against other vendors managing similar assignments
- Accurate foreclosure bidding is a crucial and effective loss mitigation tool
  - Bid to estimated recovery value through REO
  - Avoid collateral acquisition at foreclosure sale
  - Accelerate recovery of hard dollars for investors

Goldman Sachs

Default Management

REO

Avelo protects the investment by attempting to dispose of acquired properties at the highest return possible.

- Avelo is leveraging the skills and expertise of M.D. Webb & Associates, a national REO outsource service provider
- Webb provides cradle-to-grave REO management services and full suite reporting

Pre-Marketing	Marketing	Closing
Manage all loans in an eviction/redemption/ confirmation status	**Pricing strategy based on value, condition, and market factors**	**Manage closing agents and ensure resolution of all issues**

- Effectiveness and efficiency measured by:
  - — Net proceeds: sales price ratio
  - — Sales price: fair market value ratio
  - — Inventory turn rate
  - — Time on market sample

AVELO MORTGAGE

Goldman Sachs

Appendix A: Technology

AVELO MORTGAGE

REAL Servicing
Servicing Technology

***REAL** Servicing is a state of the art system designed primarily for Alt-A and subprime loans.*

The system has flexibility to add new product types such as option ARMS.



Performing Mortgage Module
Customer Web Portal
REALPortal Investor Web Portal
REALServicing®
Life of loan system
Windows based
Scalability allows for unlimited growth
Flexibility to service all types of residential mortgage products
Ease of customization
Best-in-class servicing system
Flexibility for adding new product types
REAL Resolution Module
Default Module
REO Module

Ensemble Pro™
Telephony Technology

Ensemble Pro™ is a blended predictive dialing system and IVR, which has been fully integrated into Avelo's servicing system.


Outbound Predictive Dialer
Integrated Voice Response System (IVR)
Ensemble Pro™
• Premier telephony platform
• Blended environment
• Predictive Dialer for call campaigns
• Automated 24/7 customer self-fulfillment
• Skill based routing of inbound and outbound calls
• Call routing to outsourced vendors
• 100% call recording for QC
• Individual productivity and campaign statistics
• Spanish and English IVR
• Unlimited call center growth
• Full monitoring ability
Servicing System Integration
Call Statistics
Automatic Call Routing to Escrow Vendors

AVELO MORTGAGE

Integration with External Service Providers

All external vendors have been fully integrated into Avelo's system of records and data storage repository.



First American
Flood & Tax Services
Allison
Billing and Letters
SafeGuard
Field Services
Assurant
Insurance Services
Western Union / SpeedPay / MoneyGram
Phone Pay & Quick Collect
JP Morgan Chase
Lockbox & ACH
Stellent
Imaging
Credit Reporting
All 4 Major Bureaus
VendorScape / iClear
BK & FC Invoicing
Credco
Credit Monitoring
Financial Dimensions
Satisfactions
M.D. Webb & Associates
REO
BANKO
BK Notification
AACER
BK Monitoring
Ocwen's REALServicing®
Servicing System
Customer Web Portal
On-line account information, doc requests, On-line payments, updating contact information
REALPortal
Direct access to investors' loan data via internet
Stage 5
Data Warehouse
REALResolution
Loan Resolution Model
Ensemble Pro™
IVR, Dialer

Performing Operations
Vendors

Strategic relationships and state of the art technology allows Avelo to focus on the customer and provide a high level of customer care.

Partnering with vendors allows Avelo to maintain scalability, manage costs, and leverage expertise.

Performing Operations Vendors

- **The First American Corporation** - Tax Service and Flood Certifications
- **Assurant Group** - Insurance Outsourcing and Lender Placed Insurance
- **Allison Payment Systems** - Billing Statements and Correspondence
- **SpeedPay** - Pay-by-Phone, Web, IVR
- **MoneyGram & Western Union** - Guaranteed Funds
- **Equifax, Experian, Innovis, & TransUnion** - Credit Reporting
- **E-Oscar** - Credit Disputes
- **JP Morgan Chase** - Lockbox and ACH
- **Stellent** - Imaging
- **Financial Dimensions** - Satisfactions

Vendor Monitoring

- Monthly Vendor Scorecards
- Routine Update Conference Calls
- Annual Visits
- Random Service Monitoring

Goldman Sachs

REALPortal

Example of Investor Reported Delinquency Summary

Avelo's investor site is a proven, robust investor web-site for securitization information.

AVELO MORTGAGE

Avelo Mortgage, L.L.C.

GSAA Home Equity Trust 2006-9 (1011)

Investor Reported Delinquency Summary

Remittance Period Ending: 10/31/2006

The Method of Calculating Delinquency is EMPIRE.

Print Date: 11/1/2006

	Asset Count	% of Aggregate Count	Unpaid Principal Balance	% of Aggregate UPB	Aggregate Market Value	LTV	Weighted Average FICO	Weighted Average Coupon	Weighted Average RTM
ARM									
0-29	1,218	96.1%	$301,928,028	95.6%	$401,245,266	74.9%	694	7.02%	352
30-59	22	1.7%	$6,119,025	1.9%	$7,702,500	79.5%	642	7.30%	354
60-89	5	0.4%	$1,280,111	0.4%	$1,544,000	82.9%	595	7.94%	355
90+	22	1.7%	$6,633,241	2.1%	$8,049,850	82.6%	555	7.53%	357
Sub-Total	**1,267**	**100.0%**	**$315,960,405**	**100.0%**	**$418,541,616**	**75.2%**	**690**	**7.04%**	**352**
Total Portfolio									
0-29	1,218	96.1%	$301,928,028	95.6%	$401,245,266	74.9%	694	7.02%	352
30-59	22	1.7%	$6,119,025	1.9%	$7,702,500	79.5%	642	7.30%	354
60-89	5	0.4%	$1,280,111	0.4%	$1,544,000	82.9%	595	7.94%	355
90+	22	1.7%	$6,633,241	2.1%	$8,049,850	82.6%	555	7.53%	357
Total	**1,267**	**100.0%**	**$315,960,405**	**100.0%**	**$418,541,616**	**75.2%**	**690**	**7.04%**	**352**

Data provided is for illustrative purposes only

AVELO MORTGAGE

REALPortal

Example of FICO and LTV Distribution with Prepayment Penalty

Avelo is currently soliciting additional information requests to ensure reports are tailored for investor interest.

AVELO MORTGAGE

Avelo Mortgage, L.L.C.

FICO and LTV Distribution, With Prepayment Penalty

GSAMP Trust 2006-HE5 (1023)

Remittance Period Ending: 10/31/2006

Print Date: 11/1/2006

FICO Range	LTV Range	<60%	60-70%	70-80%	80-90%	90-100%	100-110%	110-125%	125%+	Total
550-600										
	Count	37	151	275	102	7	2	0	0	574
	UPB	$4,479,434	$23,365,277	$45,832,759	$18,214,677	$1,158,385	$305,726	$0	$0	$93,356,258
	Avg UPB	$121,066	$154,737	$166,665	$178,575	$165,484	$152,863	$0	$0	$162,642
	% w/PPP	73.0%	68.2%	68.7%	79.4%	71.4%	0.0%	0.0%	0.0%	70.6%
	% of Total UPB	1.2%	6.4%	12.6%	5.0%	0.3%	0.1%	0.0%	0.0%	25.6%
600 - 650										
	Count	138	188	379	104	10	1	1	0	821
	UPB	$9,197,799	$32,444,771	$67,453,746	$23,023,309	$2,380,643	$110,422	$68,528	$0	$134,679,218
	Avg UPB	$66,651	$172,579	$177,978	$221,378	$238,064	$110,422	$68,528	$0	$164,043
	% w/PPP	60.1%	68.6%	78.1%	75.0%	80.0%	0.0%	100.0%	0.0%	72.5%
	% of Total UPB	2.5%	8.9%	18.5%	6.3%	0.7%	0.0%	0.0%	0.0%	37.0%
650 - 700										
	Count	82	78	165	38	2	0	0	0	365
	UPB	$5,403,173	$14,564,267	$32,628,740	$9,454,935	$234,255	$0	$0	$0	$62,285,369
	Avg UPB	$65,892	$186,721	$197,750	$248,814	$117,128	$0	$0	$0	$170,645
	% w/PPP	59.8%	60.3%	77.6%	76.3%	50.0%	0.0%	0.0%	0.0%	69.6%
	% of Total UPB	1.5%	4.0%	9.0%	2.6%	0.1%	0.0%	0.0%	0.0%	17.1%